SUN CAPITAL ADVISERS TRUST

One Sun Life Executive Park

Wellesley Hills, MA 02481

June 27, 2008

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

File Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”)
File Nos. 333-59039; 811-08879

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust pursuant to: (i) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a)(2) thereunder; (ii) the Investment Company Act of 1940, as amended (the “1940 Act”); and (iii) Rule 101(a) of Regulation S-T, is post-effective amendment No. 22 (amendment No. 23 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment includes an Initial Class Prospectus and a Service Class Prospectus for eight new series of the Trust: SC Ibbotson Moderate Fund, SC Ibbotson Balanced Fund, SC Ibbotson Growth Fund, SC Dreman Small Cap Value Fund, SC AIM Small Cap Growth Fund, SC AllianceBernstein International Value Fund, SC PIMCO Total Return Fund, and SC BlackRock Inflation Protected Bond Fund (each, a “Fund” and collectively, the “Funds”), a combined Statement of Additional Information for the Initial Class and Service Class shares of the Funds, Part C and exhibits.

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of adding the above-named eight new series to the Trust. The Amendment is intended to become effective on September 15, 2008. If you have any questions or comments concerning the Amendment, please contact Christopher P. Harvey, Esq. at (617) 526-6532 or Gretchen Passe Roin at (617) 526-6787, counsel to the Trust.

Sincerely,

/s/ Maura A. Murphy, Esq.
Maura A. Murphy, Esq.

Enclosures

cc:	Ms. Rebecca Marquigny, Esq. (Division of Investment Management)